THE GABELLI DIVIDEND & INCOME TRUST Investor Relations Contact: Carter Austin (914) 921-5475 caustin@gabelli.com

PRESS RELEASE

For Immediate Release

GABELLI DIVIDEND & INCOME TRUST

COMMENCES EXCHANGE OFFER

FOR AUCTION RATE PREFERRED SHARES

Rye, NY – March 17, 2021 – The Board of Trustees of The Gabelli Dividend & Income Trust (NYSE:GDV) (the “Fund”) authorized an exchange offer (the “Offer”) for its Series B Auction Market Preferred Shares, Series C Auction Market Preferred Shares, and Series E Auction Rate Preferred Shares (the “Auction Rate Preferred Shares”).

Under the terms of the Offer, which commences March 17, 2021 and expires April 14, 2021, existing owners of the Auction Rate Preferred Shares may exchange their Auction Rate Preferred Shares at the Exchange Ratio of 0.96 of each newly issued Series J Preferred Term Share, par value $0.001 and liquidation preference of $25,000 per share, (the “Series J Preferred”), for each Auction Rate Preferred Share validly tendered and not withdrawn pursuant to the Offer. In lieu of any fractional shares of Series J Preferred Shares, holders of Auction Rate Preferred Shares following the consummation of the Exchange Offer shall receive a cash amount, without interest, equal to 96.0% of the Liquidation Preference of any fractional shares remaining.

The Series J Preferred will have a mandatory redemption date of March 26, 2028, and will pay dividends quarterly at an annualized rate of 1.70% for Year 1 through Year 3 and 4.50% for the dividend periods occurring in Year 4 and all future Years. The Series J Preferred is callable by The Fund on March 26, 2024, at the liquidation preference plus accrued and unpaid dividends.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. More information regarding the Fund’s distribution policy and other information about the Fund is available by calling 800-GABELLI (800-422-3554) or visiting www.gabelli.com.

About The Gabelli Dividend & Income Trust

The Gabelli Dividend & Income Trust is a diversified, closed-end management investment company with $2.7 billion in total net assets whose primary investment objective is to provide a high level of total return with an emphasis on dividends and income. The Fund is managed by Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (NYSE:GBL).

NYSE – GDV

CUSIP – 36242H104